July 28, 2006

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CACI International Inc Form 10-K/A for Fiscal Year Ended June 30, 2005 Form 10-Q for Fiscal Quarter Ended December 31, 2005 Form 8-K Filed on October 27, 2005 File No. 000-29299

Dear Mr. Krikorian:

On behalf of CACI International Inc ("CACI"), set forth below are responses to the comments provided to CACI by the staff of the Securities and Exchange Commission ("SEC") in a letter dated June 28, 2006 (the "Additional Comment Letter"). Each response follows the corresponding numbered comment contained in the Additional Comment Letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2005
Financial Statements
Consolidated Statement of Operations, page 40

1.
SEC Comment: We have read your response to prior comment number 1 and note that you indicate that your "total Costs and Expenses" represent cost of revenue as contemplated by Rule 5-03(2) of Regulations S-X. This approach presumes that you do not incur any selling, general and administrative costs. However, it appears to us that at least a portion of your "Indirect Costs" and all of your "Selling Expenses" represent such costs. Notwithstanding your references to lower level guidance and your cost accounting practices, explain to us how you concluded that you do not incur any material selling, general and administrative expenses that require separate reporting in accordance with Rule 5-03(4) of Regulations S-X.

Response: We understand that the staff of the SEC has advised counsel to CACI, that the staff would find it acceptable if CACI changes the caption "Total costs and expenses" in its statements of operations as included in its consolidated financial statements filed in recent years, to the caption "Total costs of revenues." The Company understands that the change is to be made prospectively so that the caption "Total costs of revenues" will be reflected in financial statements submitted with all periodic and annual reports filed with the SEC going forward.

CACI agrees to make this change as the substantial majority of its "costs and expenses" reported in prior filings represent "costs of revenues" as contemplated under Regulation S-X. We will begin to include the new caption in our consolidated statements of operations submitted with our Annual Report on Form 10-K to be filed for the fiscal year ended June 30, 2006. In addition the Company will change the caption "Costs and expenses" as previously reflected in our consolidated statements of operations to the requested caption "Costs of revenues".

Form 10-Q For the Quarter Ended December 31, 2005
Item 4. Controls and Procedures

2.
SEC Comment: We note your response to comment number 2 in our letter dated April 7, 2006. The disclosure in your Form 10-Q/A for the fiscal quarter ended March 31, 2006 does not indicate that the Principal Executive Officer and Principal Financial Officer concluded that the company's disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). Confirm that your officers conclude as such on the effectiveness of your disclosure controls and procedures. Further, confirm that you will disclose in future filing, whether your officers concluded that your disclosure controls and procedures are effective based upon the full definition contained in Rule 13a-15(e).

Response: CACI notes that its 10-Q for the period ending March 31, 2006, provided that the Principal Executive Officer and Principal Financial Officer concluded that the company's disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). CACI inadvertently omitted the full definition contained in Rule 13a-15(e) in its Form 10-Q/A for the period ending December 31, 2005.

Nevertheless, CACI confirms that the Principal Executive Officer and Principal Financial Officer concluded that its disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). CACI further confirms that it will disclose in future filings whether its officers conclude that disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including CACI's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

......

Pursuant to staff's instructions, the Company hereby acknowledges that the undersigned hereby acknowledges that:

  CACI is responsible for the adequacy and accuracy of the disclosure in its SEC Filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
  CACI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CACI wishes to thank the staff for promptly completing its review of this response letter. Please do not hesitate to call me at (703) 841-7946 or Judith Kassel, Senior Vice President and Deputy General Counsel at (703) 841-4475. Thank you for your assistance.

Sincerely,

/s/ Stephen L. Waechter

Stephen L. Waechter
Executive Vice President
Chief Financial Officer

cc:	Jason Niethamer Mark Kronforst Dr. J.P. London Richard Leatherwood Judith B. Kassel, Esq. Meredith Cross, Esq. Mark Monticelli